FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC ANNOUNCES INTENTION TO SEEK A VOLUNTARY DELISTING FROM EURONEXT PARIS

HSBC Holdings plc ('HSBC') today announces that following a review of the trading volumes, costs and administrative requirements related to its Euronext Paris listing, it intends to submit an application for the delisting of its ordinary shares (ISIN: GB0005405286) from Euronext Paris.

Any delisting of HSBC's ordinary shares from Euronext Paris is subject to the approval of Euronext Paris and would have no impact on HSBC's day-to-day operations in France or in Continental Europe, where HSBC remains committed to its plans to be a leading international bank in Europe.

HSBC's listings on the London Stock Exchange, The Stock Exchange of Hong Kong Limited, the New York Stock Exchange and the Bermuda Stock Exchange would not be impacted by any delisting from Euronext Paris.

Further announcements will be made in due course as required.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

Investor enquiries to:
Richard O'Connor          +44 (0) 20 7991 6590                 investorrelations@hsbc.com

Media enquiries to:
Gillian James                 +44 (0) 7584 404 238                 gillian.james@hsbcib.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 64 countries and territories in our geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,956bn at 30 September 2020, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 30 October 2020